September 21, 2009

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	California Gold Corp. (formerly US Uranium Inc.)
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
Form 10-K/A for Fiscal Year Ended January 31, 2008
Filed March 20, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed May 15, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed June 23, 2009
File No. 333-13459

Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the comments in your letter to Mr. James D. Davidson, Chief Executive Officer of the Company, dated July 17, 2009 (the “Letter”).

Listed below in bold are your comments from the Letter, together with responses by us on behalf of the Company.

Form 10-K for the Fiscal Year Ended January 31. 2009

Item 9A.[T] Controls and Procedures, page 10

1.
We note your certifying officer has concluded your disclosure controls and procedures were effective as of January 31, 2009 and your internal control over financial reporting' were not operating effectively due to two deficiencies identified by the management. These deficiencies aggregately may be viewed as a material weakness. Please Clarify how these deficiencies identified affect the effectiveness of your disclosure controls and procedures as of January 31, 2009.

Company Response:  After further evaluation and in light of the fact that we have needed to restate prior periods, management has concluded that the deficiencies noted in our internal controls over financial reporting affect our disclosure controls and procedures and that they are not operating effectively.  Based on this revised evaluation, our disclosure has been restated to state that our disclosure controls and procedures were not effective as of January 31, 2009.

2.
We note your filed an amendment to your Form 10 KSB for the year ended January 31, 2008 to restate your financial statements for the same period. Please tell us whether your certifying officer has considered the effect on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of January 31, 2008, and the end of subsequent periods in light of the material error you have disclosed .

Company Response:  Management did consider the effect of this restatement on the adequacy of our disclosure controls and procedures and internal controls over financial reporting as of January 31, 2008, in light of the material error we disclosed and concluded that both sets of controls were not operating effectively.  The results of this reevaluation were included in the amended report and it was stated that both sets of controls were not operating effectively.  Our certifying officers believe that subsequent to the report for the period ended January 31, 2008, controls were not sufficient to the extent that the material error was not corrected until March 20, 2009.

Item 15. Financial Statements page F-l

3.
Please revise your filing to include the restated financial statements for the fiscal year ended January 31, 2008 and related footnote disclosures as provided in your Form 10K/A filed on March 20, 2009.

Company Response:  Our filing for the year ended January 31, 2009, will be revised to include the restated financial statements for the fiscal year ended January 31, 2008, and related footnote disclosures as provided in our Form 10K/A flied on March 20, 2009.  We expect to have this revised Form 10-K filed with in the next two weeks.

Note 2 - Summary of Significant Accounting Policies
g. Income Taxes, page F-9                                                     ..

4.	Please revise your tabular disclosure for the net deferred tax assets to include information as of January 31, 2009.

Company Response: We have revised our tabular disclosure for the net deferred tax assets to include information as of January 31, 2009, including all effects from the above mentioned restatements.

Note 5 - Significant Events, page F-14

5.	Please remove the disclosure related to the shares issued to Mr. Davidson pursuant to a Restricted Stock Purchase Agreement as proposed in your response letter dated March 19, 2009.

Company Response:  In our response letter dated March 19, 2009, we incorrectly reported that the 31,000,000 shares issuance to Mr. Davidson did not take place.  In fact, those shares were issued to Mr. Davidson and the related disclosure is correct.

Response Letter Dated May 28, 2009

6.	Please revise your response letter to provide the TANDY representations as requested in the closing comments in our comment letter dated January 28, 2009.

Company Response: The Company acknowledges that the TANDY representations were unintentionally omitted in our response letter dated May 28, 2009.  The Company acknowledges that the TANDY representations attached to our response letter dated March 19, 2009 apply to all correspondence the Company has with the SEC and specifically to our response letter dated May 28, 2009 and to this response letter.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp.